SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           BRIGHAM EXPLORATION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   109178 10 3
                                 (CUSIP NUMBER)

                                 BEN M. BRIGHAM
                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGE POINT PARKWAY
                              BUILDING 2, SUITE 500
                               AUSTIN, TEXAS 78730
                                 (512) 427-3300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MARCH 1, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Ben  M.  Brigham

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                      1,838,514
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power             1,893,378 (1)(2)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                 1,838,514
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power           1,893,378 (1)
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                3,731,892 (1)(2)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)               23.31% (3)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


----------------------------

     1 Includes 1,809,010 shares owned by Anne L. Brigham, 100 shares subject to currently exercisable stock options held by Ann L. Brigham; 27,022 shares owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 28,246 shares owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 29,000 shares held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

     2     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     3     Based on  15,988,118  shares  of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Anne  L.  Brigham

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                      1,809,110
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power             1,922,782 (1)(2)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                 1,809,110
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power           1,922,782 (1)
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                3,731,892 (1)(2)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)               23.31% (3)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1 Includes 1,818,514 shares owned by Ben M. Brigham; 20,000 shares subject to currently exercisable stock options held by Ben M. Brigham; 27,022 shares owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 28,246 shares owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 29,000 shares held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

     2     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     3     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Harold  D.  Carter

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                        315,493
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                   315,493
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     315,493 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                1.97% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Aspect  Resources  LLC

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization     Aspect Resources is a Colorado
                                                  limited liability company

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                        650,407
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                   650,407
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     650,407 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                4.03% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              OO

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Curtis  F.  Harrell

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                         50,298
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                    50,298
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      50,298 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                0.31% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          David  T.  Brigham

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                        167,296
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                   167,296
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     167,296 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                1.04% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          A.  Lance  Langford

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                         94,625
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                    94,625
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      94,625 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                 .59% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Jeffery  A.  Larson

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                         32,000
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                    32,000
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      32,000 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                 .20% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Karen  E.  Lynch

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                         50,625
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                    50,625
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      50,625 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                0.32% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

CUSIP  NO.  109178  10  3         SCHEDULE  13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Christopher  A.  Phelps

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------

(3)     SEC  Use  Only

--------------------------------------------------------------------------------

(4)     Source  of  Funds  (See  Instructions)                OO  (SEE  ITEM  3)

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure  of Legal  Proceedings  is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------

(6)  Citizenship  or  Place  of  Organization
                                                                          USA

--------------------------------------------------------------------------------

     Number  of       (7)     Sole  Voting  Power                         42,000
                      ----------------------------------------------------------
     Shares Been-
     ficially         (8)     Shared  Voting  Power                        0 (1)
                      ----------------------------------------------------------
     Owned by
     Each             (9)     Sole  Dispositive  Power                    42,000
                      ----------------------------------------------------------
     Reporting
     Person With      (10)    Shared  Dispositive  Power                       0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      42,000 (1)

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             [X]

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)                0.26% (2)

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------


-------------------------------

     1     Does not include shares subject to a limited purpose Voting Agreement to which the reporting person may be deemed to share beneficial interest. The reporting person disclaims such beneficial interest.

     2     Based  on  15,988,118  shares of Common Stock outstanding as of March
21, 2001.

ITEM  1.     SECURITY  AND  ISSUER.

     The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Brigham Exploration Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM  2.     IDENTITY  AND  BACKGROUND.

(a) - (c), (f)

     Ben M. Brigham is a U. S. citizen whose principal occupation is as Chief Executive Officer of the Issuer. The principal business address of Mr. Brigham is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     Anne L. Brigham is a U. S. citizen whose principal occupation is as a director of the Issuer. The principal business address of Mr. Brigham is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     Harold Carter is a U.S. citizen whose principal occupation is independent consulting in the oil and gas field. The principal business address of Mr.
Carter  is  5949  Sherry  Lane,  Suite  620,  Dallas,  Texas  75225.

     The principal business of Aspect Resources LLC, a Colorado limited liability company ("Aspect"), is oil and gas exploration. The executive offices of Aspect are located at 511 16th Street, Suite 300, Denver, Colorado 80202. The name, residence or business address and present principal occupation or employment of each director, manager and controlling person of Aspect is as set forth on Schedule I.

     Curtis F. Harrell is a U. S. citizen whose principal occupation is as Chief Financial Officer of the Issuer. The principal business address of Mr. Harrell is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     David T. Brigham is a U. S. citizen whose principal occupation is as a Vice President of the Issuer. The principal business address of Mr. Brigham is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     A. Lance Langford is a U. S. citizen whose principal occupation is as a Vice President of the Issuer. The principal business address of Mr. Langford is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     Jeffery E. Larson is a U. S. citizen whose principal occupation is as a Vice President of the Issuer. The principal business address of Mr. Larson is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     Karen E. Lynch is a U. S. citizen whose principal occupation is as a Vice President of the Issuer. The principal business address of Ms. Lynch is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

     Christopher A. Phelps is a U. S. citizen whose principal occupation is as a Vice President of the Issuer. The principal business address of Mr. Phelps is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

(d) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the parties listed in this Item 2 nor, to the best knowledge of the reporting persons, any of the persons listed in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On March 1, 2001, the reporting persons and General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP LP"), GAP-Brigham Partners, L.P., a Delaware limited partnership ("GAP-Brigham"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II") (collectively with the reporting persons, the "Stockholders") entered into a Stockholders Voting
Agreement (the "Voting Agreement") with DLJ ESC, L.P., a Delaware limited partnership ("ESC"), DLJMB Funding III, Inc., a Delaware corporation ("MB"), DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership ("MBP") and DLJ Offshore Partners III, C.V., a Netherlands Antilles Limited Partnership ("DOP") (collectively, the "Investors"). On March 5, 2001, the Issuer and the Investors entered into a Securities Purchase Agreement (the "Purchase Agreement") and sold to the Investors, subject to certain escrow conditions, an aggregate of 500,000 shares of its Series A Preferred Stock and warrants (the "Warrants") to acquire 2,105,263 shares (the "Warrant Shares") of its Common Stock. Pursuant to the Voting Agreement, the Stockholders have agreed to vote their shares of Common Stock in favor of the Warrants and the issuance thereof to the Investors at the Issuer's annual stockholder meeting. The Stockholders entered into the Voting Agreement in order to induce the Investors to enter into the Purchase Agreement, and no separate consideration in cash or property was paid by Investors to the reporting persons in consideration of the Voting Agreement.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     To ensure compliance with certain rules of the Nasdaq Stock Market, the Warrants are not exercisable until the Issuer's stockholders approve the Warrants and the issuance thereof to the Investors. The Issuer has agreed to seek such approval at its annual stockholders meeting. The purpose of the Voting Agreement was to induce the Investors to enter into the Purchase Agreement.

     Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Stockholders. All percentages are based on 15,988,118 shares of Common Stock issued and outstanding on March 21, 2001.

                                     SHARES OUTSTANDING  DERIVATIVE SECURITIES(1)   TOTAL

                                     --------------------  ----------------  -----------------
NAME                                   SOLE      SHARED     SOLE    SHARED    NUMBER     %(2)
-----------------------------------  ---------  ---------  -------  -------  ---------  ------

Ben M. Brigham                       1,818,514  1,893,278   20,000      100  3,731,892  23.31%
Anne L. Brigham                      1,809,010  1,902,782      100   20,000  3,731,892  23.31%
Harold Carter                          314,893          -      600        -    315,493   1.97%
General Atlantic Partners III, L.P.  2,679,418  1,103,335        -  325,203  4,107,956  25.18%
GAP-Brigham Partners, L.P.             127,725  3,655,028        -  325,203  4,107,956  25.18%
GAP Coinvestment Partners II, L.P.     975,610  2,807,143  325,203        -  4,107,956  25.18%
Aspect Resources LLC                   487,805          -  162,602        -    650,407   4.03%
Curtis F. Harrell                            -        298   50,000        -     50,298   0.31%
David T. Brigham                       139,296          -   28,000        -    167,296   1.04%
A. Lance Langford                       64,265          -   30,000        -     94,265   0.59%
Jeffery E. Larson                       14,000          -   18,000        -     32,000   0.20%
Karen E. Lynch                          20,625          -   30,000        -     50,625   0.32%
Christopher A. Phelps                   14,000          -   28,000        -     42,000   0.26%

______________

(1) Includes options and warrants to purchase Common Stock and unvested restricted Common Stock.

(2) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.


     If the Stockholders constitute a group for purposes of Rule 13d-5 of the Act because they are parties to the Voting Agreement, then the group may collectively own an aggregate of 9,242,232 shares of Common Stock of the Issuer (which is approximately 55.41% of the outstanding shares of Common Stock of the Issuer as of March 21, 2001 on a fully diluted basis). The reporting persons disclaim any beneficial ownership of the other parties to the Voting Agreement, except as set forth in (b) below. Because the Voting Agreement is a limited purpose voting agreement, any group which may be deemed to have been formed as a result of the Voting Agreement shall terminate following the Issuer's annual stockholder meeting.

     (b)     Ben  M. Brigham.   Ben Brigham has the sole power to vote or direct
             ---------------
the vote and to dispose or direct the disposal of 1,838,514 shares. Ben Brigham may be deemed to share the power to vote or direct the vote and to dispose or direct the disposal of 1,809,010 shares owned by Anne L. Brigham, 100 shares subject to currently exercisable stock options held by Ann L. Brigham; 27,022 shares owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 28,246 shares owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 29,000 shares held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

          Anne  L.  Brigham.   Anne Brigham has the sole power to vote or direct
          -----------------
the vote and to dispose or direct the disposal of 1,809,110 shares. Anne Brigham may be deemed to share the power to vote or direct the vote and to dispose or direct the disposal of 1,818,514 shares owned by Ben M. Brigham; 20,000 shares subject to currently exercisable stock options held by Ben M. Brigham; 27,022 shares owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 28,246 shares owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 29,000 shares held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

          Harold Carter.  Harold Carter has the sole power to vote or direct the
          -------------
vote  and  to  dispose  or  direct  the  disposal  of  315,493  shares.

          Aspect.  Aspect  has  the sole power to vote or direct the vote and to
          ------
dispose or direct the disposal of 650,407 shares. Aspect is a limited liability company that is managed by Aspect Management Corporation ("Aspect Management"). Alex M. Cranberg and his wife own all of the stock of Aspect Management. Mr. Cranberg and other entities controlled by Mr. Cranberg own approximately 70% of Aspect. Mr. Cranberg and his wife are the only directors of Aspect Management. By reason of his ownership in Aspect Management and Aspect, Mr. Cranberg may be deemed to possess, indirectly, shared power to vote and dispose of the Common Stock. The filing of this Statement on Schedule 13D shall not, however, be construed as an admission that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than Aspect has beneficial ownership of the Common Stock.

          Curtis  Harrell.  Curtis  Harrell has the sole power to vote or direct
          ---------------
the  vote  and  to  dispose  or  direct  the  disposal  of  50,298  shares.

          David Brigham.  David Brigham has the sole power to vote or direct the
          -------------
vote  and  to  dispose  or  direct  the  disposal  of  167,296  shares.

          Lance  Langford.  Lance  Langford has the sole power to vote or direct
          ---------------
the  vote  and  to  dispose  or  direct  the  disposal  of  94,265  shares.

          Jeffery  Larson.  Jeffery  Larson has the sole power to vote or direct
          ---------------
the  vote  and  to  dispose  or  direct  the  disposal  of  32,000  shares.

          Karen  Lynch.  Karen  Lynch  has  the sole power to vote or direct the
          ------------
vote  and  to  dispose  or  direct  the  disposal  of  50,625  shares.

          Christopher  Phelps.  Christopher Phelps has the sole power to vote or
          -------------------
direct  the  vote  and  to  dispose  or  direct  the  disposal of 42,000 shares.

          Executive  Officers  and  Directors.  Except  as  otherwise  described
          -----------------------------------
herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of the reporting persons or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the reporting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

     (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

     (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     In February 2000, the Issuer entered into an agreement to issue 2,195,122 shares of Common Stock and 731,707 warrants to purchase Common Stock for total consideration of $4,512,805 in a private placement to Aspect and two other investors The equity sale consisted of the sale of units at a price of approximately $2.06 per unit. Each unit includes one share of Common Stock and one-third of a warrant to purchase Common Stock at an exercise price of $2.5625 per share with a three-year term. Pricing of this private equity placement was based on the average market price of Common Stock during a twenty trading day period prior to issuance. Aspect purchased 487,805 units.

          Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the reporting persons.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit  1        -      Joint  Filing  Agreement dated March 21, 2001 among Ben
                         Brigham, Anne Brigham, Harold Carter, Aspect Resources,
                         LLC,  Curtis  Harrell,  David  Brigham, Lance Langford,
                         Jeffery  Larson,  Karen  Lynch  and Christopher Phelps.

Exhibit 2        -       Voting Agreement dated March 1, 2001 among Ben Brigham,
                         Anne  Brigham, Harold Carter, General Atlantic Partners
                         III, L.P., GAP-Brigham Partners, L.P., GAP Coinvestment
                         Partners  II,  L.P.,  Aspect  Resources,  LLC,  Curtis
                         Harrell, David Brigham, Lance Langford, Jeffery Larson,
                         Karen  Lynch,  Christopher Phelps, DLJ ESC, L.P., DLJMB
                         Funding  III,  Inc., DLJ Merchant Banking Partners III,
                         L.P.  and  DLJ  Offshore  Partners  III,  C.V.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  March 21, 2001                              /s/ Ben M. Brigham
                                                  ------------------------------
                                                  Ben M. Brigham


                                                  /s/ Anne L. Brigham
                                                  ------------------------------
                                                  Anne L. Brigham


                                                  /s/ Harold Carter
                                                  ------------------------------
                                                  Harold Carter


                                                  ASPECT RESOURCES, LLC

                                                  By  /s/  W.W. Wiliamson
                                                  ------------------------------
                                                      Name: W.W. Williamson
                                                      Title: CFO of Manager


                                                  /s/ Curtis F. Harrell
                                                  ------------------------------
                                                  Curtis F. Harrell

                                                  /s/ David T. Brigham
                                                  ------------------------------
                                                  David T. Brigham


                                                  /s/ A. Lance Langford
                                                  ------------------------------
                                                  A. Lance Langford


                                                  /s/ Jeffery E. Larson
                                                  ------------------------------
                                                  Jeffery E. Larson


                                                  /s/ Karen E. Lynch
                                                  ------------------------------
                                                  Karen E. Lynch


                                                  /s/ /Christopher A. Phelps
                                                  ------------------------------
                                                  Christopher A. Phelps

                                    EXHIBIT 1

                                    AGREEMENT


     The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date  March 21, 2001                              /s/ Ben M. Brigham
                                                  ------------------------------
                                                  Ben M. Brigham


                                                  /s/ Anne L. Brigham
                                                  ------------------------------
                                                  Anne L. Brigham


                                                  /s/ Harold Carter
                                                  ------------------------------
                                                  Harold Carter


                                                  ASPECT RESOURCES, LLC

                                                  By  /s/  W.W. Wiliamson
                                                  ------------------------------
                                                      Name: W.W. Williamson
                                                      Title: CFO of Manager


                                                  /s/ Curtis F. Harrell
                                                  ------------------------------
                                                  Curtis F. Harrell

                                                  /s/ David T. Brigham
                                                  ------------------------------
                                                  David T. Brigham


                                                  /s/ A. Lance Langford
                                                  ------------------------------
                                                  A. Lance Langford


                                                  /s/ Jeffery E. Larson
                                                  ------------------------------
                                                  Jeffery E. Larson


                                                  /s/ Karen E. Lynch
                                                  ------------------------------
                                                  Karen E. Lynch


                                                  /s/ /Christopher A. Phelps
                                                  ------------------------------
                                                  Christopher A. Phelps

                                   SCHEDULE  I

                  DIRECTORS,  MANAGERS,  EXECUTIVE  OFFICERS
                           OR  CONTROLLING  PERSONS

     1. Aspect. The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors of Aspect is set forth below. Aspect has no executive officers, and its manager is Aspect Management Corporation, a Colorado corporation located at 511 16th Street, Suite 300, Denver, Colorado 80202. The principal business of Aspect Management Corporation is providing management services for oil and gas exploration.


                        Residence or          Principal Occupation or
Name                  Business Address              Employment
---------------  ---------------------------  -----------------------

Alex Cranberg    511 16th Street, Suite 300   President, Aspect
                 Denver, CO 80202             Management Corporation

Kevin Moore      The Clarke Estates, Inc.     President, The Clarke
                 1 Rockefeller Plaza, 31st    Estates, Inc.
                 Floor
                 New York, NY 10020

Don Wolf         Westport Oil and Gas         Chief Executive Officer
                 Company, Inc.                and Chairman, Westport
                 410 17th Street, Suite 2300 Resources Corporation Denver, CO 80202

Toby Neugebauer  3409 19th Street             Principal, Quantum
                 Lubbock, TX 79410            Energy Partners, L.P.